KRYS BOYLE, P.C.
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                 Facsimile
(303) 893-2300              600 Seventeenth Street            (303) 893-2882
                          Denver, Colorado 80202-5427


                                 June 6, 2005


John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Mail Stop 05-11
Washington, D.C.  20549

Re: American TonerServ Corp. (formerly named "Q MATRIX, Inc.") Registration Statement on Form SB-2, Amendment No. 2
        File No. 333-120688

Dear Mr. Reynolds:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated February 23, 2005 (the "Comment Letter") regarding American TonerServ Corp., formerly named "Q MATRIX, Inc." ("American TonerServe" or the "company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

General

Comment No. 1

The word "company" has been capitalized throughout. Please revise so that it appears in lower case.

     The word "company" has been changed to lower case throughout.

Comment No. 2

Please ensure the accuracy of the amounts disclosed within the forepart of the registration statement cross reference to amounts disclosed within the financial statements. For example, the weighted average number of shares outstanding in your summary financial information (page 4) at September 30, 2003 (7,315,264 shares) does not reconcile to the corresponding amount in your interim financial statements on F-l 8 (6,570,974 shares). Please revise as necessary.

     The amounts disclosed within the forepart of the registration statement have been cross referenced to amounts disclosed within the new financial statements to ensure their accuracy.

Prospectus Cover Page

Comment No. 3

We note that your registration statement registers the resale of 400,000 shares. We also note that there is currently no market for your securities. Given this, please revise the prospectus, including the cover page and plan of distribution, to indicate that you will offer your securities at a fixed price of $0.25 per shares until your securities are quoted on the OTC Bulletin Board or other specified market and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933 and revise throughout.

     We have revised the prospectus to include the requested disclosure on the cover page, in the plan of distribution and elsewhere in the prospectus.

Summary Financial Information, page 4

Comment No. 4

Please round per share amounts here, and throughout your prospectus (including your statements of operations on F-3 and F-18) to the nearest penny, or NIL, if applicable.

     All per share amounts have now been rounded to the nearest penny, as requested.

Comment No. 5

We noted that the working capital balance for December 31, 2003 was calculated utilizing total assets. Working capital should be calculated using current assets. Please revise as necessary.

     Working capital has now been calculated using current assets.

Risk Factors, page 4

Comment No. 6

The narrative to risk factor 1 beginning with "Our business plan assumes that compatible toner remanufacturing providers will be interested in partnering with us" seems to discuss a risk distinct from the subheading. Each subheading should discuss only one risk. Please revise to include an additional subheading,

     The risk factor has been separated from risk factor 1 under the subheading "WE MAY BE UNABLE TO MAKE ACQUISITIONS IN THE TONER RE-MANUFACTURE MARKET."

Comment No. 7

In prior comment 7, we noted that several of your risk factor subheadings allude to a risk but do not clearly state the material risk to investors. Generally, the subheading should clearly state the particular risk and the consequences that may result if that risk should occur. Revise your subheadings to present the risks you are addressing in concrete terms. For example, we note that risk factors 2, 3 and 5 do not clearly state the risks and potential consequences to an investor and should be revised accordingly.

     We have revised the subheadings referred to in this comment to more clearly state the particular risk and the consequences that may result if that risk should occur.

Comment No. 8

Please quantify the dollar amount by which payments are past due as referenced in risk factor 2.

     The amount of the payments that are past due is now disclosed as requested.

Comment No. 9

Risk factor 3 is generic and could apply to any company. Please provide the material and specific risks posed should the company lose any member of its management team or consider relocating this disclosure to a more appropriate section of the prospectus.

     The disclosures that were previously included in this risk factor have been moved to the Management section.

Management's Discussion and Analysis, page 8

Comment No. 10

We note your supplemental response regarding Rule 419 and request that you affirmatively state in the prospectus that you are not a blank check company and that you do not have any intentions to acquire another company and/or become a vehicle for a reverse acquisition.

     An affirmative statement that the company is not a blank check company and that it has no intention of becoming a vehicle for a reverse acquisition has be added at the end of the discussion under the subheading "Overview" in the MD&A section. As is fully discussed in the prospectus, the company does intend to acquire companies in the toner remanufacture market.

Overview

Comment No. 11

After reviewing your MD&A and Business sections, we are unclear as to whether you intend to continue offering office equipment service and maintenance in addition to entering the toner cartridge market. Please clarify. If you do intend to continue offering office equipment service and maintenance, will you do so only for existing customers or do you plan, to seek out new business? In this regard, we note disclosure on page 9 that cost of sales for service and maintenance has increased and that this has had an adverse affect on your results of operations as well as the disclosure on page 12 that management has not focused its efforts on securing more service revenue. Please clarify throughout whether you intend to exit the office equipment service and maintenance sector entirely and focus your efforts on the toner market or whether your plan of operations contemplates continuing with both lines of business.

     Revisions have been made in the MD&A and Business sections to make it clearer that the company intends to continue its efforts in the office equipment service and maintenance sector. The company will offer toner only, toner with bundled service as well as general maintenance contracts for all other office equipment. The company believes that through the core customer relationship established through the toner sales, it will be positioned to offer its existing office equipment services in the future.

Comment No. 12

In the last paragraph of this subheading, you state that the revenue range of the companies you intend to acquire will be between $1 and $3 million annually and that you expect gross margins in the 35% to 45% range and operating income in the 20% to 25% range. Please reconcile these figures with the figures provided on page 19 under "Profile of a Typical Distributor/Re-Manufacturer After Acquisition."

     The figures under "Profile of a Typical Distributor/Re-Manufacturer After Acquisition" have been revised to be consistent with the discussion under the subheading "Overview."

Liquidity and Capital Resources

Comment No. 13

Please update the disclosure regarding the amount owed your providers to the latest practicable date and amount.

     The disclosure regarding the amount owed the company's providers has been updated to April 30, 2005, which is the latest practicable date.

Comment No. 14

Per prior comment number 37, please allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation and the time frame for beginning and completing each.

     Additional disclosures have been added concerning the amounts needed over the next twelve months and the related milestones and time frame, as requested.

Comment No. 15

Per prior comment number 40, fully discuss all debts owed by the company. Such disclosure would include the identify of the parties, the principal amounts outstanding., time to maturity, interest rates and all efforts undertaken or planned to satisfy payment obligations. File all material notes as exhibits.

     We have added additional details concerning the company's debts, as requested. The only material notes outstanding are the convertible notes that have been issued in the private offering. The form of the convertible notes was previously filed as Exhibit
     10.4 to the registration statement.

Business, page 14

Business Strategy

Comment No. 16

We note the statement that "American TonerServ sells its service agreements and time and material programs through Xerox Corporation...." We also note your response number 12 to our letter dated December 30, 2004 where you state the company is no longer actively soliciting business from Xerox. Please reconcile as necessary. In doing so, update the disclosure under "Major Customers" as appropriate.

     The paragraph has been expanded to include disclosure that the company does not actively solicit business from Xerox.

The Market for Toner and InkJet Cartridges

Comment No. 17

Please provide us with marked copies of all of the market studies to which you make reference throughout the prospectus. We assume that all referenced reports are generally available at no charge or for a de minimis payment. Please advise.

     The market studies previously referred to in the prospectus are only available for charges that are more than "de minimis." As a result, we have deleted the references to the market studies.

Legal Proceedings

Comment No. 18

We note that interest, attorneys' fees and "other damages'* are being sought in addition to the $58,500. If material please disclose what these amounts are.

     The legal actions have all been settled. Appropriate information concerning the settlements has been added.

Summary Compensation Table, page 24

Comment No. 19

Please update this disclosure through the end of the last completed fiscal year. See Item 402 of Regulation S-B.

     The compensation table has been updated through the year ended December 31, 2004.

Employment Arrangements, page 25

Comment No. 20

Briefly elaborate on the stock compensation plan to be awarded Mr. Klinger based upon acquisition target identification, qualification and transaction execution.

     The stock compensation plan has been eliminated and a new compensation arrangement has been established in connection with Mr. Klingler becoming the company's full time CEO. The new compensation arrangements are now disclosed in detail.

Certain Transactions, page 28

Comment No. 21

With respect to the private offerings, please reconcile the period of time and dollar amount raised in the private offerings to the disclosure in Item 26, Recent Sales of Unregistered Securities.

     The discussion of the private offerings is now consistent with the disclosures in Item 26, Recent Sales of Unregistered Securities.

Financial Statement Comments Note 1. Summary of Significant Accounting
Policies

Revenue Recognition, F-7

Comment No. 22

We read your response to comment 75 regarding revenue recognition under SAB 104 and your reference to question 2 in section (f) of that guidance. We noted from your disclosure on page 9 that your customers generally pay monthly or quarterly in advance, presumably for your full service maintenance contracts. Considering the payment arrangements with your customers, it appears your accounting treatment upon the initial signing of your contracts (debit to contracts outstanding and credit to deferred revenue) is inconsistent with GAAP. Please revise to remove this gross up accounting. Please also discuss, and disclose, how customer cancellation rights are considered with respect to revenue recognition.

     The staff is supplementally informed by the company as follows:

     Part 1

     In light of the staff's comments, it has re-examined the nature of its annual contracts with respect to GAAP compliance. The contracts are not cancelable in the first year of service. Thereafter, contracts are renewed on an evergreen basis for subsequent 12 month periods. However, upon renewal, the contracts are cancelable with a 60-day notice provision. Rather than distinguishing between new and renewed contracts, the company had maintained a practice that upon customer renewal it debits Contracts Outstanding and credits Deferred Revenue for the full value of the annual contact. There was no profit/loss impact on this accounting policy but it does affect assets and liabilities. The company has changed its accounting policy to comply with GAAP on this matter and accordingly is no longer debiting the contracts outstanding and crediting the deferred revenue upon renewal of a contract. Rather upon quarterly billing accounts receivable is debited for the three month billing amount with the offset to deferred revenue. Deferred revenue is recognized on the straight line method of accounting over the quarterly period. These changes have been made to the company's audited and reviewed financial statements in the SB-2 filing.

     Part 2

     If a customer cancels a contract for any reason, advance payments on the full service contracts wherein service has not been rendered are refunded after the 60-day notice period. If the cancellation occurs in mid-month, the terminations are effective at the start of the next month. Therefore, there is no profit or loss impact with respect to cancellation rights and revenue recognition (since all revenue is recognized monthly).

     The journal entry below illustrates an example of a $1,000 per month annual contract wherein the company has a cancellation during the second month of service.

     Original Entry to record the receipt of the quarterly advance payments:

     Debit Cash    $3,000
               Credit Deferred Revenue $3,000

     At the end of month 2, the company would have recognized $2,000 in revenues ($1,000 per month). The journal entry is a debit to Deferred Revenue and a credit to Service Revenue. At the time of cancellation, the company's journal entry is:

     Entry at the Time of Customer Cancellation:

     Debit Deferred Revenue $1,000
               Credit Cash   $1,000

     Through the company's current accounting method, there is no revenue or profit impact relating to customer cancellations.

Comment No. 23

We have reviewed your supplemental response to comment 77 regarding your consideration of EITF 00-21 for recognition of toner cartridge revenue. In light or your response, as well as other disclosures made throughout your registration statement, that toner cartridge revenue will become a larger overall component of the company's revenues, please revise your policy disclosure to indicate how your accounting treatment complies with EITF 00-21.

     The staff is supplementally informed by the company as follows:

     Upon the sale of a toner cartridge that has "bundled service" included, the company has fixed revenue that it receives at the time of delivering the cartridge. However, the company has two components of cost: the physical toner cartridge and the underlying equipment service. Revenue and related costs of the two components are segregated. The footnotes in the company's financial statements have been modified to reflect its policy as follows:

     Remanufactured Toner Sales - Revenue for the resale of laser toner cartridges. The revenue is recognized after shipment of the toner cartridges to the customer. In the case where the toner cartridge is sold as a bundled product with equipment service included as part of the total purchase price, the combined revenue is segregated between the value of the cartridge and the service components. The cartridge portion is recognized after shipment at the same price as a "cartridge only" sale. The service component is deferred and recognized on the earlier of actual cartridge use or ninety days
     (the maximum term of the service offering with each cartridge).

Earnings Per Share, F-9

Comment No. 24

We read your response and revised disclosure regarding comment 79. Your disclosure should indicate the number of common stock equivalents that were anti-dilutive (i.e. options, warrants, etc.), not shares outstanding, for each period for which earnings (loss) per share is presented in your statements of operations. Please revise.

     Basic and diluted net loss per share applicable to common stockholders is presented in accordance with FAS 128 "Earnings per share" and is calculated using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share applicable to common stockholders includes the impact of potentially dilutive securities (stock options and warrants). As the company's potentially dilutive securities were anti-dilutive for all periods presented, they are not included in the calculations of diluted net loss per share applicable to common stockholders.

Note 8. General and Administrative Expenses-. F-14

Comment No. 25

We read your response to comment 66 and your revised disclosure. Please tell us supplementally why service-customer service, service-preferred service provider, and service-other amounts are not reported as cost of sales in your statements of operations. Please revise.

     The staff is supplementally informed by the company as follows:

     These costs are components of actual company general and administrative support for its overall operations and infrastructure, which includes the company's interaction with and administration of the preferred service providers and end-user customer inquiries. These costs are independent of and not related to technical service support (i.e. direct costs and labor) associated with the customer related revenues. For these reasons, the company believes that these costs should be more appropriately categorized as general and administrative versus a cost of the actual sale and would provide a misleading look at gross margins if reported as part of Cost of Sales.

Interim Financial Statements for the period ended September 30, 2004

General

Comment No. 26

It appears that you have included duplicate financial statements for the period ended September 30, 2004 (F-26 through F-33). Please remove.

     This was an oversight in the filing. The duplicate financial statements have been removed. In addition, pursuant to Comment
     27 below, we have included audited financial statements for the year ended December 31, 2004 and for the quarter ended March 31, 2005, which have replaced the September 30, 2004 financial statements.

Other Regulatory

Comment No. 27

The financial statements included in the registration statements should be current at the effective date. Please revise to include the audited financial statements for the fiscal year ended December 31, 2004 in the registration statement to comply with Item 310 (g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

     We concur and have included the audited December 31, 2004 financial statements and updated the quarterly statements through March 31, 2005.

Part II

Item 26.  Recent Sales of Unregistered Securities

Comment No. 28

We note reference in Note 6 to the financial statements to a warrant liability and to certain registration rights. Please discuss.

     We have modified Note 6 to include more information on the warrants as follows:

     (6)  Warrant Liability:

          In conjunction with raising capital through the sale of equity, the company has issued various warrants that have registration rights for the underlying shares. Each $5,000 unit of capital consisted of a convertible note in the principal amount of $4,999 and a warrant to purchase shares of the company's common stock. The notes may be converted into shares of the company's common stock in accordance with the terms of the notes. A warrant allows the holder to purchase shares of the company's common stock in an amount equal to 150% of the number of shares that may be issued to the holder if such holder were to convert the note. As the contracts must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the company, pursuant to EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet.

Comment No. 29

We noted your disclosure that in January 2002 you issued 24,288 shares of common stock upon the exercise of options held by Laurianne Meyer. This disclosure is inconsistent with your response to comment 67 and your revised disclosure in the statement of stockholders' deficit. Please revise.

     Our initial response to comment 67 and our revised disclosure in the statement of stockholders' deficit is correct. This transaction involved the issuance of common stock at $0.25 per share (not the exercise of options). This was not properly stated in Item 26., Recent Sales of Unregistered Securities in the prior filing. This has been modified to reflect the issuance of stock.

                              Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
                           __________________

     Any questions regarding the financial statements may be directed to Angela Halac at (202) 824-5683. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.

     Thank you for your attention to this matter. Please contact the undersigned if you have any questions or need any additional information.

                                    Very truly yours,

                                    KRYS BOYLE, P.C.




                                    By: /s/ James P. Beck
                                       James P. Beck